Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 433 Registration No. 333-169119 September 9, 2010

$[—] Buffered SuperTrackSM Notes due September 13, 2012 Linked to the Performance of the Dow Jones-UBS Commodity IndexSM Global Medium-Term Notes, Series A, No. C-240

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	September 9, 2010

Issue Date:	September 14, 2010

Final Valuation Date:	September 10, 2012*

Maturity Date:	September 13, 2012* (resulting in a term to maturity of approximately 2 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Dow Jones-UBS Commodity IndexSM (the “Index”) (Bloomberg ticker symbol “DJUBS <Index>”)

Maximum Return:	20.00%

Upside Leverage Factor:	1.00

Buffer Percentage:	15%

Payment at Maturity:

If the final level is greater than the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Index Return multiplied by the Upside Leverage Factor, subject to a maximum return on the Notes. For example, if the Index Return is 20.00% or more, you will receive the maximum return on the Notes of 20.00%, which entitles you to the maximum total payment of $1,200.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × (Index Return × Upside Leverage Factor)]

If the Index Return is less than or equal to 0% and equal to or greater than -15%, you will receive the principal amount of your Notes; and

If the Index Return is less than -15%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Index Return and (ii) the buffer percentage:

$1,000 + [$1,000 × (Index Return +15%)]

If the Index declines by more than 15%, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return is below -15%. You may lose up to 85% of your initial investment.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740PQR0 and US06740PQR00

*	Subject to postponement in the event of a market disruption event and as described under “Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	0%	100%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 0% of the principal amount of the notes, or $0 per $1,000 principal amount.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, the index supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, index supplement, the final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

FWP–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. Note that, for purposes of the hypothetical total returns set forth below, we are assuming an initial level of 135.4093 and a maximum return of 20.00%.

Final Level	Index Return	Payment at Maturity	Total Return on Notes
270.8186	100.00%	$1,200.00	20.00%
264.0481	95.00%	$1,200.00	20.00%
250.5072	85.00%	$1,200.00	20.00%
236.9663	75.00%	$1,200.00	20.00%
223.4253	65.00%	$1,200.00	20.00%
209.8844	55.00%	$1,200.00	20.00%
196.3435	45.00%	$1,200.00	20.00%
182.8026	35.00%	$1,200.00	20.00%
169.2616	25.00%	$1,200.00	20.00%
155.7207	15.00%	$1,150.00	15.00%
142.1798	5.00%	$1,050.00	5.00%
138.1175	2.00%	$1,020.00	2.00%
135.4093	0.00%	$1,000.00	0.00%
128.6388	-5.00%	$1,000.00	0.00%
121.8684	-10.00%	$1,000.00	0.00%
115.0979	-15.00%	$1,000.00	0.00%
101.5570	-25.00%	$900.00	-10.00%
88.0160	-35.00%	$800.00	-20.00%
74.4751	-45.00%	$700.00	-30.00%
60.9342	-55.00%	$600.00	-40.00%
47.3933	-65.00%	$500.00	-50.00%
33.8523	-75.00%	$400.00	-60.00%
20.3114	-85.00%	$300.00	-70.00%
6.7705	-95.00%	$200.00	-80.00%
0.0000	-100.00%	$150.00	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 135.4093 to a final level of 155.7207.

Because the final level of 155.7207 is greater than the initial level of 135.4093 and the Index Return of 15.00% multiplied by 1.00 does not exceed the maximum return of 20.00%, the investor receives a payment at maturity of $1,150.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 × (15.00% × 1.00)] = $1,150.00

The total return on the investment of the Notes is 15.00%.

Example 2: The level of the Index decreases from an initial level of 135.4093 to a final level of 115.0979.

Because the final level of 115.0979 is less than the initial level of 135.4093 by a percentage equal to the buffer percentage of 15.00%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index increases from an initial level of 135.4093 to a final level of 250.5072.

Because the Index Return of 85% multiplied by 1.00 exceeds the maximum return of 20.00%, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The level of the Index decreases from the initial level of 135.4093 to a final level of 101.5570.

Because the final level of 101.5570 is less than the initial level of 135.4093 by more than the buffer percentage of 15%, the investor will receive a payment at maturity of $900 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-25% + 15%)] = $900.00

The total return on the investment of the Notes is -10%.

Selected Purchase Considerations

•	Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following section of the prospectus supplement:

•

For a description of market disruption events that may affect the reference asset, see “Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities”;

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

FWP–3

•

Appreciation Potential—The Notes provide the opportunity to access returns up to the maximum return on the Notes of 20.00% in addition to the principal amount of your Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final level, as compared to the initial level, of up to 15%. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this free writing prospectus.

•

Diversification Among Components of the Dow Jones-UBS Commodity IndexSM—The return on the Notes is linked to the Dow Jones-UBS Commodity IndexSM . The Dow Jones-UBS Commodity IndexSM is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Commodity Indices—Dow Jones-UBS Commodity IndexSM” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations—The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each holder agrees to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

If one or more of the entities included in the Index are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), it is possible that the Notes will be subject to the “constructive ownership” rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the Notes could be treated as ordinary income and subject to an interest charge. Prospective investors in the securities should consult their tax advisors as to the possibility that one or more of the components of the Index is treated as a pass-thru entity for purposes of section 1260, and section 1260 applies to their notes.

In Notice 2008-2, the Internal Revenue Service (“IRS”) and the Treasury Department requested comments as to whether the purchaser of certain notes (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Note is required to accrue income in respect of the Note prior to the receipt of payments under the Note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Note could be subject to U.S. withholding tax in respect of a Note. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the Notes.

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the futures contracts comprising the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap;”

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected;” and

FWP–4

•

“Risk Factors—Additional Risks Relating to Securities with Reference Asset That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities.”

In addition to the risks discussed under the headings above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Index declines by more than 15%, you will lose 1% of the principal amount of your Notes for every 1% that the Index declines beyond -15%. You may lose up to 85% of your initial investment.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 20.00% multiplied by the principal amount. We refer to this percentage as the maximum return, which is 20.00%.

•

No Interest or Other Rights—As a holder of the Notes, you will not receive interest payments, and you will not have rights to receive any distributions or other rights that holders of contracts composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. For further discussion, see “Certain U.S. Federal Income Tax Considerations” above, as well as “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index and its components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the prices of commodities underlying the Index; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

Prices of Commodities are Highly Volatile and May Change Unpredictably—Commodities prices are highly volatile and, in many sectors, experienced in the months following September 2008 unprecedented historical volatility. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Index or its components and, as a result, the market value of the Notes, and the amount you will receive at maturity.

FWP–5

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009. Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some case, and prices have experienced unprecedented volatility since that time. There is no assurance that prices will again reach their historically high levels or that volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the performance of the Index or its components and, as a result, the market value of the Notes.

•

Future Prices of the Components of the Index That are Different Relative to Their Current Prices May Result in a Lower Level for the Index on the Final Valuation Date—The Index is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities reflected in the Index have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields”, which could adversely affect the level of the Index and, accordingly, and the payment you receive at maturity.

•

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Index, therefore, the value of the Notes.

•

Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the Index, and Therefore the Value of the Notes—The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. For example, the United States Congress recently enacted legislation that is, among other things, intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires the Commodity Futures Trading Commission (the “CFTC”) to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted. Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “significant price discovery contracts” or “economically equivalent to exchange-traded futures”. The enactment of the legislation, and the CFTC’s adoption of rules on position limits, which are expected to be adopted by January 2011, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the commodity futures contracts that underlie the Index, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity and adversely affect prices.

FWP–6

Reference Asset

The Reference Asset is the Dow Jones-UBS Commodity IndexSM (the “Index”). For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Commodity Indices—Dow Jones-UBS Commodity IndexSM” in the Index Supplement.

Historical Information

The following graphs set forth the historical performance of the index based on the daily closing levels from January 7, 2002 through September 7, 2010. On September 7, 2010, the closing level of the Index was 135.4093.

We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical level of the index should not be taken as an indication of future performance, and no assurance can be given as to the closing levels on the final valuation date. We cannot give you assurance that the performance of the index on the final valuation date will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

FWP–7